FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 1998

                        Commission file number 001-05631

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Watkins-Johnson Employees' Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Watkins-Johnson Company
                             Stanford Research Park
                              3333 Hillview Avenue
                            Palo Alto, CA 94304-1223

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 WATKINS-JOHNSON EMPLOYEES'
                                                 INVESTMENT PLAN




May 21, 1999                                     By /s/Scott Buchanan
                                                    ---------------------
                                                 Scott Buchanan
                                                    Chairman of Committee
                                                    VP & CFO

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the use of our name on our report, dated May 21, 1999, with respect to the financial statements and schedules of the Watkins-Johnson Employees' Investment Plan for the years ended December 31, 1998 and 1997, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                                                MOHLER, NIXON & WILLIAMS
                                                Accountancy Corporation

Campbell, California
May 21, 1999

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1998 and 1997
                     --------------------------------------


                                Table of Contents

Independent Accountants' Report............................................. 1-2

Financial Statements:

Statements of Net Assets Available for Plan Benefits.......................... 3
Statements of Changes in Net Assets Available for Plan Benefits,
  With Fund Information....................................................... 4
Notes to Financial Statements................................................. 5

Form 5500 Supplemental Schedules as of and for the year ended
  December 31, 1998.......................................................... 12

27a, Part I      -  Schedule of Assets Held for Investment Purposes
27b, Part III    -  Schedule of Loans or Fixed Income Obligations
27d, Part V      -  Schedule of Reportable Transactions

To the Participants and
Plan Administrator of the
Watkins-Johnson
Employees' Investment Plan

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

         We have audited the financial statements and supplemental schedules of the Watkins-Johnson Employees' Investment Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security

Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              /s/  MOHLER, NIXON & WILLIAMS

                                              MOHLER, NIXON & WILLIAMS
                                              Accountancy Corporation

Campbell, California
May 21, 1999

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                             December 31,
                                                     ---------------------------
                                                         1998           1997
                                                     ------------   ------------

Investments, at fair value                           $ 98,054,317   $106,995,683
Investments, at contract value                         30,728,596     40,664,264
Cash and cash equivalents                                 355,426        522,495
                                                     ------------   ------------

         Assets held for investment purposes          129,138,339    148,182,442

Employer's contribution receivable                         83,612        187,672
                                                     ------------   ------------

         Net assets available for plan benefits      $129,221,951   $148,370,114
                                                     ============   ============



                     See independent accountants' report and
                   accompanying notes to financial statements.


                                                   WATKINS-JOHNSON
                                              EMPLOYEES' INVESTMENT PLAN

               STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                   For the years ended December 31, 1998 and 1997
                                   ----------------------------------------------
                                                                      Participant Directed
                                        -----------------------------------------------------------------------------
                                                                     Fidelity Trust Company
                                        -----------------------------------------------------------------------------
                                          Retirement
                                          Government
                                            Money           Fixed                           OTC
                                           Market          Income         Magellan       Portfolio        Balanced
                                            Fund            Fund            Fund           Fund             Fund
                                        ------------    ------------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1996        $  3,794,431    $ 43,064,199    $ 30,756,059    $ 14,497,040    $ 15,407,941
                                        ------------    ------------    ------------    ------------    ------------

Employer's contribution                      211,040         396,258         584,851         309,162         162,492

Participants' contributions/rollovers        608,709       1,165,558       1,758,532         987,672         473,637

Withdrawals/distributions                   (605,022)     (4,937,181)     (3,277,107)     (1,859,466)       (633,403)

Dividends and interest                       226,431       2,556,632       2,294,728       1,060,125         324,770

Net appreciation (depreciation) in
   fair value of investments                                               5,443,251         330,051       1,689,322

Net loan activities                          (10,184)       (120,856)       (129,761)        (17,053)        (12,534)

Administrative fees                          (25,803)         (6,093)         (1,143)         (1,284)           (704)

Transfer out to another plan

Transfers in (out)                           115,957        (191,251)     (2,473,544)       (732,981)    (17,411,521)
                                        ------------    ------------    ------------    ------------    ------------
Increase (decrease) in net assets            521,128      (1,136,933)      4,199,807          76,226     (15,407,941)
                                        ------------    ------------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1997           4,315,559      41,927,266      34,955,866      14,573,266               -
                                        ------------    ------------    ------------    ------------    ------------
Employer's contribution                      172,197         218,194         391,870         185,054

Participants' contributions/rollovers        438,585         658,550       1,424,499         673,410

Withdrawals/distributions                 (1,239,200)     (4,519,200)     (3,493,380)     (1,416,140)

Dividends and interest                       204,396       1,993,260       1,569,208         704,009

Net appreciation (depreciation) in
   fair value of investments                                               7,518,889       3,700,491

Net loan activities                           (9,030)        (51,560)        (91,840)        (35,372)

Administrative fees                           (1,778)         (6,002)           (814)           (994)

Transfer out to another plan              (1,030,039)     (8,901,197)     (7,559,041)     (3,041,569)

Transfers in (out)                         1,506,469         962,571      (2,026,806)     (2,200,833)
                                        ------------    ------------    ------------    ------------    ------------
Increase (decrease) in net assets             41,600      (9,645,384)     (2,267,415)     (1,431,944)
                                        ------------    ------------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1998        $  4,357,159    $ 32,281,882    $ 32,688,451    $ 13,141,322    $          -
                                        ============    ============    ============    ============    ============



                                                                      Participant Directed
                                        -----------------------------------------------------------------------------
                                                                     Fidelity Trust Company
                                        -----------------------------------------------------------------------------
                                                                                                           Warburg
                                                                                                            Pincus
                                           Growth &                                       Founders        Emerging
                                            Income       Intermediate      Overseas       Balanced          Growth
                                             Fund         Bond Fund          Fund           Fund             Fund
                                        ------------     -----------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1996        $  9,146,032    $  1,309,470    $  1,756,110
                                        ------------     -----------    ------------

Employer's contribution                      299,395          18,691          67,098    $    164,768    $      7,185

Participants' contributions/rollovers      1,379,431          69,731         255,984         494,488          37,196

Withdrawals/distributions                 (1,714,630)        (94,387)       (200,786)       (719,538)        (23,180)

Dividends and interest                       630,662          42,140         123,157       1,407,553          35,188

Net appreciation (depreciation) in
   fair value of investments               2,409,144           3,485          64,134        (526,891)        (10,661)

Net loan activities                          (21,854)         (4,940)        (13,023)        (14,279)            256

Administrative fees                           (1,748)             (8)            (37)           (234)             (9)

Transfer out to another plan

Transfers in (out)                         1,834,937      (1,344,182)        320,819      16,537,451         544,847
                                        ------------     -----------    ------------    ------------    ------------
Increase (decrease) in net assets          4,815,337      (1,309,470)        617,346      17,343,318         590,822
                                        ------------     -----------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1997          13,961,369               -       2,373,456      17,343,318         590,822
                                        ------------     -----------    ------------    ------------    ------------
Employer's contribution                      274,773                          43,457         199,116          25,725

Participants' contributions/rollovers      1,090,399                         179,397         617,799         133,330

Withdrawals/distributions                 (1,588,685)                       (159,948)     (1,542,518)       (105,395)

Dividends and interest                       709,033                          38,107         783,968

Net appreciation (depreciation) in
   fair value of investments               2,489,479                         230,225       1,222,055          26,085

Net loan activities                          (28,321)                          1,825          52,041          (4,568)

Administrative fees                           (1,935)                                             (8)

Transfer out to another plan              (3,472,019)                       (252,433)     (4,062,981)       (111,975)

Transfers in (out)                            44,226                        (522,364)     (1,348,075)        216,450
                                        ------------     -----------    ------------    ------------    ------------
Increase (decrease) in net assets           (483,050)                       (441,734)     (4,078,603)        179,652
                                        ------------     -----------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1998        $ 13,478,319     $         -    $  1,931,722    $ 13,264,715    $    770,474
                                        ============     ===========    ============    ============    ============


                                                                      Participant Directed
                                        -----------------------------------------------------------------------------
                                                                     Fidelity Trust Company
                                        -----------------------------------------------------------------------------

                                                           Spartan          Fidelity       Watkins-
                                                         U.S. Equity       U.S. Bond       Johnson     Non-Participant
                                           Freedom          Index            Index          Stock         Directed
                                            Funds           Fund             Fund           Fund            ESOP
                                        ------------    ------------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1996                                                        $  5,773,354    $  5,413,045
                                                                                        ------------    ------------

Employer's contribution                 $      6,541    $     25,341    $     20,693         246,769         828,387

Participants' contributions/rollovers         36,051         237,595          80,098         731,849

Withdrawals/distributions                                   (174,070)        (63,197)       (286,284)       (617,750)

Dividends and interest                        14,210          16,883          72,830          62,772          51,516

Net appreciation (depreciation) in
   fair value of investments                  (4,805)         58,785          46,215         771,135         273,489

Net loan activities                              356          (4,013)         (3,060)        (44,985)

Administrative fees                                              (16)            (28)           (509)        (17,328)

Transfer out to another plan

Transfers in (out)                           391,132       1,595,674       2,218,438      (1,405,776)
                                        ------------    ------------    ------------    ------------    ------------
Increase (decrease) in net assets            443,485       1,756,179       2,371,989          74,971         518,314
                                        ------------    ------------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1997            443,485        1,756,179       2,371,989       5,848,325       5,931,359
                                        ------------    ------------    ------------    ------------    ------------
Employer's contribution                      48,581          102,905          39,708         132,860         632,541

Participants' contributions/rollovers       321,620          564,856         221,659         354,744

Withdrawals/distributions                  (444,660)        (712,566)       (389,256)       (314,554)     (2,058,248)

Dividends and interest                       88,598           74,899         142,199          78,917          87,089

Net appreciation (depreciation) in
   fair value of investments                163,865          702,356          38,198        (605,617)       (888,379)

Net loan activities                           3,022          (34,751)        (20,887)          3,486

Administrative fees                              (4)             (46)             (3)         (3,256)         (3,761)

Transfer out to another plan               (279,934)        (790,201)       (280,746)     (1,291,622)

Transfers in (out)                        1,441,530        2,472,060         329,622        (874,850)
                                        ------------    ------------    ------------    ------------    ------------
Increase (decrease) in net assets         1,342,618        2,379,512          80,494      (2,519,892)     (2,230,758)
                                        ------------    ------------    ------------    ------------    ------------
Net assets available for plan
   benefits at December 31, 1998        $  1,786,103    $  4,135,691    $  2,452,483    $  3,328,433    $  3,700,601
                                        ============    ============    ============    ============    ============




                                        Participant  Contribution
                                          Loans      Receivable       Total
                                        ----------     -------     ------------
Net assets available for plan
   benefits at December 31, 1996        $2,478,459    $183,242     $133,579,382
                                        ----------     -------     ------------

Employer's contribution                                  4,430        3,353,101

Participants' contributions/rollovers                                 8,316,531

Withdrawals/distributions                 (348,404)                 (15,554,405)

Dividends and interest                     214,266                    9,133,863

Net appreciation (depreciation) in
   fair value of investments                                         10,546,654

Net loan activities                        395,930                            -

Administrative fees                                                     (54,944)

Transfer out to another plan              (950,068)                    (950,068)

Transfers in (out)                                                            -
                                        ----------     -------     ------------
Increase (decrease) in net assets         (688,276)      4,430       14,790,732
                                        ----------     -------     ------------
Net assets available for plan
   benefits at December 31, 1997         1,790,183     187,672      148,370,114
                                        ----------     -------     ------------
Employer's contribution                               (104,060)       2,362,921

Participants' contributions/rollovers                                 6,678,848

Withdrawals/distributions                 (289,718)                 (18,273,468)

Dividends and interest                     159,670                    6,633,353

Net appreciation (depreciation) in
   fair value of investments                                         14,597,647

Net loan activities                        215,955                            -

Administrative fees                                                     (18,601)

Transfer out to another plan               (55,106)                 (31,128,863)

Transfers in (out)                                                            -
                                        ----------     -------     ------------
Increase (decrease) in net assets           30,801    (104,060)     (19,148,163)
                                        ----------     -------     ------------
Net assets available for plan
   benefits at December 31, 1998        $1,820,984     $83,612     $129,221,951
                                        ==========     =======     ============


                                       See Independent accountants' report and
                                     accompanying notes to financial statements.

                                                          4

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997
                           --------------------------

Note 1 - The Plan and its significant accounting policies:

         The following description of the Watkins-Johnson Employees' Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1967 by Watkins-Johnson Company (the Company) to provide benefits to eligible employees. The Plan covers all employees of the Company on U.S. payroll except employees covered by a collective bargaining agreement or an independent contractor.

         In 1997, a division of the Company, Stellex Microwave Systems (Stellex), was sold. In conjunction with the sale, participant accounts for Stellex employees of approximately $31,129,000 were transferred from the Plan to the Stellex Microwave Systems Employees' Investment Plan in February 1998. Participant loans of approximately $950,000 were transferred in December 1997.

         The Plan administrator believes the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

         The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. Effective August 1, 1997, the Company contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee. Prior to August 1, 1997, Wells Fargo Bank was the trustee and Fidelity acted as the custodian. Substantially all expenses incurred for administering the Plan are paid by the Company except for certain trustee and loan fees which are paid by the Plan.

Investments -

         Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants for participant directed accounts. The Employee Stock Ownership Plan (ESOP) portion of the Plan is non-participant directed and consists of investments in the Watkins-Johnson Stock Fund and cash.

         During 1997, Freedom Funds, Fidelity Spartan U.S. Equity Index Fund, and Warburg Pincus Emerging Growth Fund were added as investment options under the Plan and the Intermediate Bond Fund and Balanced Fund were replaced with the Fidelity U.S. Bond Index Fund and Founders Balanced Fund, respectively.

         The Plan's investments in mutual funds and Company stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan's investment in the Fixed Income Fund is recorded at contract value (purchase price plus interest). Liquidation of Plan assets invested in guaranteed investment contracts would result in a market value adjustment as specified in the contract.

         The Fixed Income Fund principally consists of the following deposits for unsecured contracts with a fixed interest rate:

                                                          1998           1997
                                                          ----           ----

Continental Assurance Company,
  interest at 4.83%, matured in December 1998         $      --      $ 1,055,978

Continental Assurance Company,
  interest at 7.28%, matures in December 1999           2,644,231      3,131,590

New York Life  Insurance  Company,
  interest  at 7.00%,  50% matured in December
  1998, remainder matures
  in June 1999                                          5,583,718      8,827,665

People's Security Life Insurance Company,
  interest at 5.04%, matures in March 2000              1,232,124      1,598,962

Sun Life Insurance Company of America,
  interest at 7.07%, matured in June 1998                    --        2,794,046

Fidelity Managed Income Portfolio II                   21,268,523     20,502,241

Transamerica Occidental Life Insurance Co.,
  interest at 6.74%, 50% matured in December
  1996, remainder matured in June 1998                       --        2,753,782
                                                      -----------    -----------
                  Total deposit contracts              30,728,596     40,664,264

         Fidelity Fixed Income Fund                     1,553,286      1,263,002
                                                      -----------    -----------
                  Total Fixed Income Fund             $32,281,882    $41,927,266
                                                      ===========    ===========

Cash and cash equivalents -

         All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

Salary deferral, voluntary, rollover and employer matching contributions -

         Participants are 100% vested in their accounts at all times.

Profit sharing contributions -

         Participants are fully vested in their profit sharing contributions if they were employed by the Company on January 1, 1995. Participants who terminated prior to January 1, 1995 are subject to the vesting schedule as defined in the Plan document.

ESOP contributions -

         Participants are fully vested in their ESOP contributions if they were employed by the Company on January 1, 1996. Participants who terminated prior to January 1, 1996 are subject to the vesting schedule as defined in the Plan document.

Income taxes -

         The Plan has been amended since receiving its latest favorable determination letter dated August 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Fund groupings -

         Funds have been grouped by common fund description for financial reporting purposes. Fund groups which do not represent 5% or more of the Plan's net assets at year end have been classified as "Freedom Funds" for financial reporting purposes.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Financial instruments -

         Certain Fidelity investment options may enter into certain forward contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified futures date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparties to perform. The market value of the contract will fluctuate with changes in currency exchange rates. Fidelity invests in futures contracts solely for the purpose of hedging its existing portfolio securities, or securities it intends to purchase, against fluctuations in value caused by changes in prevailing market interest rates. The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the terms of their contracts. When the contract is closed, a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed is recorded.

Note 2 - Participation and benefits:

Employee contributions -

         Effective July 1, 1998 participants may elect to have the Company contribute a percentage, from 1% to 20% (up to 15% prior to July 1, 1998), of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Participants may also elect to make after-tax contributions up to 10% of their regular compensation as defined by the Plan. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of the first 2% of regular compensation contributed by each participant and 50% of the next 2% of regular compensation contributed. The Plan also allows for an ESOP contribution that may be paid in the form of cash or Company stock. In 1998 and 1997, the Board of Directors approved an ESOP contribution equal to 1% of participants' regular compensation. Cash contributions were made to a holding account held by the trust on a quarterly basis to purchase shares of Watkins-Johnson Company stock which were allocated in the following year to eligible participants who were employed by the Company on the last day of the Plan year.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's matching and ESOP contributions, if any. Allocation of the Company's contributions is based on participant contributions or regular compensation, as defined in the Plan.

Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a series of payments comprising a complete distribution of the participant's account within one year. In addition, except for ESOP accounts, benefits may be paid in installments, payable at least annually, over a period not to exceed the life expectancy of the participant and his or her beneficiary. Effective January 1, 1998, the Plan allows for automatic lump-sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their allowable account balance that excludes voluntary or ESOP money sources in participant accounts. The loans are secured by the participant's vested balance. Such loans bear interest at prime plus 1% and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a primary residence in which case the maximum repayment period is fifteen years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Investments:

         The following table includes the fair or contract values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                       1998             1997
                                                       ----             ----
  Fidelity:
    Retirement Government
        Money Market Fund                          $  4,358,340     $  4,315,563
    Fixed Income Fund                                32,281,882       41,927,266
    Magellan Fund                                    32,688,451       34,955,866
    OTC Portfolio Fund                               13,141,322       14,573,266
    Growth & Income Fund                             13,478,319       13,961,369
    Overseas Fund                                     1,931,722        2,373,456
    Founders Balanced Fund                           13,264,715       17,343,318
    Warburg Pincus Emerging Growth Fund                 770,474          590,822
    Freedom Funds                                     1,786,103          443,485
    Spartan U.S. Equity Index Fund                    4,140,611        1,756,835
    Fidelity U.S. Bond Index Fund                     2,452,483        2,371,989
    Cash and cash equivalents                           355,426          522,495
Watkins-Johnson Stock Fund and ESOP                   6,667,507       11,256,529
Participant loans                                     1,820,984        1,790,183
                                                   ------------     ------------

             Assets held for investment
                purposes                           $129,138,339     $148,182,442
                                                   ============     ============

         The ending balances reported in the statement of changes in net assets available for plan benefits as of December 31, 1998 and 1997 may differ from those reported above due to the allocation of cash and cash equivalents to the Watkins-Johnson Stock Fund and ESOP for participant directed and non-participant directed accounts.

Note 4 - Party in interest transactions:

         ESOP contributions are invested in the common stock of the Company. In addition, as allowed in the Plan, participants may elect to invest a portion of their account in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1998 and 1997 was as follows:

         Date      Number of shares         Fair value            Cost
         ----      ----------------         ----------            ----

         1998          327,241             $ 6,667,507        $ 8,758,961
         1997          433,917             $11,256,529        $12,104,281

Note 5 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

Note 6 - Year 2000 compliance (unaudited):

         The Plan, as with most users of computer software, may be required to modify significant portions of its internally used software to enable it to function properly in the year 2000. In addition, the Plan must also insure that its service providers are in compliance with the year 2000 issue. Since the Plan uses mainly third-party software and service providers, the Committee does not anticipate a problem in resolving the year 2000 issue in a timely manner.

                                 WATKINS-JOHNSON
                           EMPLOYEES' INVESTMENT PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1998
                                -----------------


                                                                                     E.I.N.: 94-1402710
                                                                                     Plan #: 001
                                                 WATKINS-JOHNSON
                                           EMPLOYEES' INVESTMENT PLAN

                       ITEM 27a, PART 1 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                December 31, 1998
                                                -----------------


( a )                   ( b )                                ( c )                    ( d )           ( e )

                                                Description of investment including
          Identity of issue, borrower, lessor,   maturity date, rate of interest,                    Current
                   or similar party             collateral, par or maturity value     Cost            Value
-------   -----------------------------------   ----------------------------------- -----------     -----------
          Fidelity Management Trust Company     Ret. Gov't Money Market              4,358,340        4,358,340

          Fidelity Managed Income Port. II      Fixed Income Fund                   21,268,523       21,268,523

          Continental Assurance Company         Fixed Income Fund                    2,644,231        2,644,231

          Monumental Life Insurance Company     Fixed Income Fund                    1,232,124        1,232,124

          New York Life Insurance Company       Fixed Income Fund                    5,583,718        5,583,718

          Fidelity Management Trust Company     Fixed Income Fund                    1,553,286        1,553,286

          Fidelity Management Trust Company     Founders Balanced                   12,790,888       13,264,715

          Fidelity Management Trust Company     Warburg Pincus Emerging Growth         751,826          770,474

          Fidelity Management Trust Company     Magellan                            21,561,282       32,688,451

          Fidelity Management Trust Company     Growth & Income                     10,091,251       13,478,319

          Fidelity Management Trust Company     OTC Portfolio                        9,136,022       13,141,322

          Fidelity Management Trust Company     Overseas Fund                        1,728,979        1,931,722

          Fidelity Management Trust Company     Freedom Income Fund                    300,724          309,589

          Fidelity Management Trust Company     Freedom 2000 Fund                      393,854          414,125

          Fidelity Management Trust Company     Freedom 2010 Fund                      253,497          269,076

          Fidelity Management Trust Company     Freedom 2020 Fund                      357,951          383,127

          Fidelity Management Trust Company     Freedom 2030 Fund                      381,605          410,186

          Fidelity Management Trust Company     Spartan U.S. Equity Index            3,529,969        4,140,611

          Fidelity Management Trust Company     Fidelity U.S. Bond Index             2,389,640        2,452,483

          Fidelity Management Trust Company     Cash                                   355,426          355,426

  *       Watkins-Johnson Company               Common stock                         7,543,783        6,667,507

  *       Participant loans                     Loan Fund (9.25% - 9.50%)                             1,820,984

                                                                                                    ------------
                                                                                                    129,138,339
                                                                                                    ============

  *    Parties-in-interest


                                                                                          E.I.N.: 94-1402710
                                                                                          Plan #: 001
                                                  WATKINS-JOHNSON
                                             EMPLOYEES' INVESTMENT PLAN

                         ITEM 27b, PART III - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                                 December 31, 1998
                                                 -----------------
                                                                                              Amount overdue
 (a)             (b)                (c)           (d)                  (e)                   (f)           (g)
                                                Unpaid
                                 Original       balance
          Identity and address     loan         at end
             of obligor           amount        of year        Description of loan        Principal      Interest
------   --------------------    ----------    ----------   --------------------------    ----------    ----------

  *      Thomas J. Caro             $3,000        $2,779    Date of Loan:  3/16/98           $2,779
                                                            Interest Rate: 9.5%
                                                            Maturity: 4/7/03

  *      Tien H Nguyen              $5,000        $2,059    Date of Loan: 7/23/96            $2,059
                                                            Interest Rate:  9.25%
                                                            Maturity: 8/17/99


  *   Parties-in-interest


                                                                                       E.I.N.: 94-1402710
                                                                                              Plan #: 001

                                             WATKINS-JOHNSON
                                        EMPLOYEES' INVESTMENT PLAN

                          ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                                            DECEMBER 31, 1998
                                            -----------------


( a )                   ( b )                      ( c )           ( d )         ( e )       ( f )
                                                                                            Expense
                 Description of asset                                                       incurred
             (including interest rate and         Purchase        Selling        Lease        with
             maturity in case of a loan)           Price           Price        rental     transaction
-------   -----------------------------------   -------------   ------------   ----------  -------------

          Fidelity Management Trust Company:
          Ret. Gov't Money Mkt                     5,269,480
          Ret. Gov't Money Mkt                                    5,226,702
          Comingled Pool                           9,308,465
          Comingled Pool                                          9,706,953
          FMTC Inst. Money Mkt                    24,856,578
          FMTC Inst. Money Mkt                                   24,626,628
          Founders Balanced                        2,748,924
          Founders Balanced                                       8,049,582
          Magellan Fund                            7,935,000
          Magellan Fund                                          17,721,303
          Growth & Income Fund                     7,886,605
          Growth & Income Fund                                   10,859,135
          OTC Portfolio                            4,891,913
          OTC Portfolio                                          10,024,348
          Spartan US Equity Index                  5,827,113
          Spartan US Equity Index                                 4,146,568
          Watkins-Johnson Stock Fund               2,902,677
          Watkins-Johnson Stock Fund                              6,163,897




   ( g )          ( h )          ( I )
                Current value
               of asset on
  Cost of      transaction      Net gain
   asset           date        or (loss)
-------------  -------------   -----------


   5,269,480      5,269,480             -
   5,226,702      5,226,702             -
   9,308,465      9,308,465             -
   9,706,953      9,706,953             -
  24,856,578     24,856,578             -
  24,626,628     24,626,628             -
   2,748,924      2,748,924             -
   7,851,416      8,049,582       198,166
   7,935,000      7,935,000             -
  14,131,106     17,721,303     3,590,197
   7,886,605      7,886,605             -
   9,224,677     10,859,135     1,634,458
   4,891,913      4,891,913             -
   8,705,803     10,024,348     1,318,545
   5,827,113      5,827,113             -
   4,008,846      4,146,568       137,722
   2,902,677      2,902,677             -
   6,346,926      6,163,897      (183,029)

